Exhibit 99.1

ELBIT IMAGING ANNOUNCES UPDATE REGARDING THE AGREEMENT TO SELL ITS HOLDINGS IN THE PROJECT IN BANGALORE, INDIA

Tel Aviv, Israel, May 13, 2019, Elbit Imaging Ltd. (TASE, NASDAQ: EMITF) ("Elbit" or the "Company") announced today, further to its press release dated April 10, 2019, regarding understandings with the purchaser of the 100% interest in a Special Purpose Vehicle (the "Purchaser"), held by Elbit Plaza India Real Estate Holdings Limited (a subsidiary held by the Company (50%) and Elbit Imaging Ltd. (50%)) ("EPI")) ,which holds a site in Bangalore, India (the "Plot"), that the Purchaser defaults on payment of INR 10 crores (approximately EUR 1.27 million) on account of the consideration for the Plot.

EPI has initiated legal process to protect its interest while it continues to negotiate with the Purchaser for payment of the amount due.

About Elbit Imaging Ltd.

Elbit Imaging Ltd. operates in the following principal fields of business: (i) medical industries through our indirect holdings in Insightec Ltd. and Gamida Cell Ltd.; and (ii) land in India which is designated for sale (and which was initially designated for residential projects).

For Further Information:

Company Contact

Ron Hadassi

CEO and Chairman of the Board of Directors

Tel: +972-3-608-6048

Fax: +972-3-608-6050

ron@elbitimaging.com